Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Crown Entertainment Announces

Voting Results of Its Annual General Meeting

Macau, Wednesday, March 29, 2017 – Melco Crown Entertainment Limited (Nasdaq: MPEL) (“Melco Crown Entertainment” or the “Company” or “we”), a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia, today announced the voting results of the Company’s annual general meeting (the “AGM”) held on March 29, 2017 in Macau.

At the AGM, our shareholders, through special resolutions, approved the proposals which are described in detail in the Company’s Notice of AGM filed with the Securities and Exchange Commission on February 14, 2017. The voting results of the proposals are set out below.

Proposal 1: Change of Company name

To approve the change of the Company’s English name to “Melco Resorts & Entertainment Limited” (the “Name Change”):

Votes For	Votes Against	Abstain
1,276,065,778	227,898	3,607,005

Proposal 2: Approval of Memorandum and Articles Amendment

To approve the adoption of the new amended and restated memorandum and articles of association of the Company, incorporating, amongst other amendments, the Name Change:

Votes For	Votes Against	Abstain
1,275,299,734	794,589	3,786,537

The Name Change will take effect upon registration of the Company’s new name by the Registrar of Companies in the Cayman Islands. In connection with the Name Change, the Company also announced its intention to change its NASDAQ ticker symbol from “MPEL” to “MLCO.” The effective date of the Name Change and the ticker symbol change will be announced in the future.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report

Melco Crown Entertainment Limited

Incorporated in the Cayman Islands with limited liability

to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation’s subsidiary, MCE Leisure (Philippines) Corporation, currently operates and manages City of Dreams Manila (www.cityofdreams.com.ph), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment is strongly supported by its single largest shareholder, Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of Melco Crown Entertainment.

Melco Crown Entertainment Limited

Incorporated in the Cayman Islands with limited liability

For investment community, please contact:

Ross Dunwoody

Vice President, Development and Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiries, please contact:

Maggie Ma

Chief Corporate Communications and Corporate Affairs Officer

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-crown.com

Melco Crown Entertainment Limited

Incorporated in the Cayman Islands with limited liability